CUSIP No.  584007108

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

JAMES S MULHOLLAND III
###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]


3. SEC ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A


5. SOLE VOTING POWER

562783


6. SHARED VOTING POWER

0


7. SOLE DISPOSITIVE POWER

562783


8. SHARED DISPOSITIVE POWER

0


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

562783

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)*

6.59%


12. TYPE OF REPORTING PERSON*
IN


Item 1 (a).  Name of Issuer:

Merklermedia Corporation

Item 1 (b).  Address of issuer's principal executive offices:

20 Ketchum Street
Westport, Ct. 06880

Item 2 (a).  Name of person filing:

Brown Brothers Harriman & Co.

Item 2 (b).  Address of principal business office:

59 Wall Street
New York N.Y. 10005

Item 2 (c).  Citizenship

U.S.A

Item 2 (d).  Title of class of securities

Common

Item 2 (e).  CUSIP Number:

584007108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check where the person filing is a:


(b) []  Bank as defined in section 3(a)(6) of the Act.


(g) [ ]  Parent holding company, in accordance with Subsection 240 13d-1(b)
(ii)(G)


Item 4. Ownership:


        (a)  Amount beneficially owned:

             562783

        (b)  Percent of class:

             6.59%

        (c)  Number of shares as to which such person has:


             (i)   Sole power to vote or to direct the vote

                   562783

             (ii)  Shares power to vote or to direct the vote

                   none

             (iii) Sole power to dispose or to direct the disposition of

                   541993

             (iv)  Shared power to dispose or to direct the disposition of none

Item 5.  Ownership of 5 percent or less of a class

N/A


Item 6.  Ownership of more than 5 percent on behalf of another person

N/A


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 1998

JAMES S. MULHOLLAND III